UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                           GUNTHER INTERNATIONAL, LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   403203 10 2
                                 --------------
                                 (CUSIP Number)

                                Stephen V. Burger
                            Carter, Ledyard & Milburn
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 29, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 403203 10 2

1    NAME OF REPORTING PERSON: June H. Geneen, Executor
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITLES ONLY): Not Applicable

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)      [x]
                                                                 (b)      [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS: Not Applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e):                                         [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION: United States

     NUMBER OF       7       SOLE VOTING POWER:   -0-
      SHARES
   BENEFICIALLY      8       SHARED VOTING POWER:   1,716,380 Shares*
     OWNED BY
       EACH          9       SOLE DISPOSITIVE POWER:  -0-
     REPORTING
    PERSON WITH      10      SHARED DISPOSITIVE POWER:  1,716,380 Shares*

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:   1,716,380 Shares*

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                 [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 39.1%

14   TYPE OF REPORTING PERSON: IN

--------
     *Includes 103,067 shares issuable upon exercise of warrants, and 500 shares issuable upon conversion of 500 shares of Series B Common Stock.

CUSIP No. 403203 10 2

1   NAME OF REPORTING PERSON: Phil E. Gilbert, Jr., Executor
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITLES ONLY): Not Applicable

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)      [x]
                                                                (b)      [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: Not Applicable

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e):                                      [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: United States

    NUMBER OF          7       SOLE VOTING POWER:   -0-
     SHARES
  BENEFICIALLY         8       SHARED VOTING POWER:   1,716,380 Shares*
    OWNED BY
      EACH             9       SOLE DISPOSITIVE POWER:  -0-
    REPORTING
   PERSON WITH         10      SHARED DISPOSITIVE POWER:  1,716,380 Shares*

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON:   1,716,380 Shares*

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 39.1%

14  TYPE OF REPORTING PERSON: IN

--------
     *Includes 103,067 shares issuable upon exercise of warrants, and 500 shares issuable upon conversion of 500 shares of Series B Common Stock.

CUSIP No. 403203 10 2

1   NAME OF REPORTING PERSON: Thomas W. Keesee, Jr., Executor
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITLES ONLY): Not Applicable

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a)      [x]
                                                               (b)      [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: Not Applicable

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e):                                   [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: United States

    NUMBER OF          7       SOLE VOTING POWER:   -0-
     SHARES
  BENEFICIALLY         8       SHARED VOTING POWER:   1,716,380 Shares*
    OWNED BY
      EACH             9       SOLE DISPOSITIVE POWER:  -0-
    REPORTING
   PERSON WITH         10      SHARED DISPOSITIVE POWER:  1,716,380 Shares*

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON:   1,716,380 Shares*

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 39.1%

14  TYPE OF REPORTING PERSON: IN

--------
     *Includes 103,067 shares issuable upon exercise of warrants, and 500 shares issuable upon conversion of 500 shares of Series B Common Stock.

CUSIP No. 403203 10 2

1 NAME OF REPORTING PERSON: United States Trust Company of New York I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITLES ONLY): 13-381-8954

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a)      [x]
                                                               (b)      [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: Not Applicable

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e):                                   [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: New York

    NUMBER OF          7       SOLE VOTING POWER:   -0-
     SHARES
  BENEFICIALLY         8       SHARED VOTING POWER:   1,716,380 Shares*
    OWNED BY
      EACH             9       SOLE DISPOSITIVE POWER:  -0-
    REPORTING
   PERSON WITH         10      SHARED DISPOSITIVE POWER:  1,716,380 Shares*

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON:   1,716,380 Shares*

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                           [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 39.1%

14  TYPE OF REPORTING PERSON: CO

--------
     *Includes 103,067 shares issuable upon exercise of warrants, and 500 shares issuable upon conversion of 500 shares of Series B Common Stock.

Item 1. Security and Issuer

      This Statement on Schedule 13D relates to the Common Stock, $.001 par
value  (the  "Common  Stock")  of  Gunther   International,   Ltd.,  a  Delaware
corporation (the "Issuer"). The principal executive officers of the Issuer are located at One Winnenden Road, Norwich, Connecticut 06360.

Item 2. Identity and Background

     This Statement is being filed by the following persons in their capacities as executors of the Estate of Harold S. Geneen (the "Estate"): June H. Geneen; Phil E. Gilbert, Jr.; Thomas W. Keesee, Jr.; and United States Trust Company of New York. Such persons are hereinafter referred to collectively as the "Executors." The Executors qualified as such by the issuance on December 29, 1997, of final letters testamentary by the Surrogate's Court in and for the County of New York.

     Following is certain information concerning the Executors:

I.    Name                               -      June H. Geneen

      Residence Address                  -      740 Jockey Hill Road
                                                Lisbon, New Hampshire 03585

      Present Principal Occupation
      or Employment                      -      None

      Citizenship                        -      United States


II.   Name                               -      Phil E. Gilbert, Jr.

      Business Address:                  -      Gilbert Segall & Young
                                                430 Park Avenue
                                                New York, New York 10022

      Present Principal Occupation
      or Employment                      -      Attorney, Counsel to the law
                                                firm of Gilbert Segall & Young
                                                (see above)

      Citizenship                        -      United States

III.  Name                               -      Thomas W. Keesee, Jr.

      Residence Address                  -      140 Sarles Road, RD 3
                                                Mount Kisco, New York 10549

      Present Principal Occupation
      or Employment                      -      Self-employed financial
                                                 consultant

      Citizenship                        -      United States


IV.   Name                               -      United States Trust Company of
                                                New York

      State of Organization              -      New York

      Principal Business                 -      State chartered bank and trust
                                                company

      Address of Principal               -      114 West 47th Street
      Business and Principal                    New York, New York 10036
      Office


     During the last five years, none of the Executors has been convicted in any criminal proceeding, or has been a party to a civil proceeding as a result of which such Executor was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     No funds or other consideration was used or is to be used by the Executor in making any purchases of Common Stock. The Executors are the beneficial owners of Common Stock solely in their capacities as executors of the Estate.

Item 4. Purpose of Transaction

     On October 2, 1998, the Issuer completed a comprehensive $5.7 million refinancing transaction, the proceeds of which have been utilized to (1) restructure and replace the Issuer's pre-existing senior line of credit with BankBoston, N.A., (2) pay DataCard Corporation approximately $1.4 million in full settlement of amounts due and owing to it for providing third-party maintenance services to certain purchasers of the Issuer's systems, and (3) furnish additional working capital to fund the Issuer's ongoing business operations. On that date, the Issuer, BankBoston, N.A., the Executors and Gunther Partners LLC, a Delaware limited liability company ("GP"), entered into an agreement (the "Omnibus Agreement") pursuant to which (a) GP agreed to loan to the Issuer an aggregate of $4 million, (b) the Estate and the Issuer consented to the liquidation of approximately $1.7 million of certain collateral which Harold S. Geneen had pledged as security for his guaranty of the payment of certain indebtedness outstanding under the Issuer's old senior line of credit with BankBoston, N.A., and (c) BankBoston, N.A. agreed that upon such liquidation, the Estate will be released from any further obligations under the said guaranty, and any excess funds collected from the liquidation and all remaining pledged collateral will be returned to the Estate.

     The Issuer has executed a promissory note in favor of the Estate in the principal amount of $1,701,168.75 (the "Promissory Note"), evidencing the Issuer's obligation to repay the amount of the collateral that was liquidated by BankBoston, N.A., together with interest at the rate of 5.44% per annum. The Promissory Note is due and payable on the first to occur of (1) the date that is one year following the date of the payment in full of the Issuer's $4 million loan from GP and all related obligations of the Issuer to GP, (2) October 2, 2004, and (3) such earlier date on which the Promissory Note may become due and payable as a result of acceleration as provided in the Promissory Note. The Issuer has also entered into a Security Agreement with the Executors (the "Security Agreement"), in which the Issuer granted the Estate a security interest in all of the Issuer's tangible and intangible personal property as security for the indebtedness evidenced by the Promissory Note. The Issuer's obligations to the Estate under the Promissory Note and the Security Agreement are subordinated to the Issuer's obligations to GP with respect to GP's $4 million loan to the Issuer. Such subordination is provided for in a Subordination and Intercreditor Agreement dated as of October 2, 1998, by and among GP, the Executors and the Issuer (the "Intercreditor Agreement").

     Also pursuant to the Omnibus Agreement, the Issuer issued to GP stock purchase warrants (the "Warrants") exercisable for a number of shares of Common Stock ("Warrant Shares") that is equal to 35% of the pro forma, fully diluted number of shares of Common Stock as of the date of exercise. The pro forma, fully diluted number of shares of Common Stock will be the sum of (i) all shares of Common Stock issued and outstanding on the date of exercise, (ii) all shares of Common Stock that are issuable upon the exercise of any then exercisable rights, options or warrants to purchase shares of Common Stock, including shares issuable upon exercise of the Warrants, and (iii) all shares of Common Stock that are issuable upon the conversion of securities then convertible into shares of Common Stock; but shall not include any shares of Common Stock (x) issued after October 1, 1998, by the Issuer in a bona fide public offering registered under the Securities Act of 1933, or (y) any shares of Common Stock issuable upon the exercise of any stock purchase warrants issued in connection with the Company's initial public offering consummated on December 20, 1993 (including any such warrants issued to the underwriters of such offering or upon the exercise of the over-allotment option granted to such underwriters) unless the expiration date of such warrants is extended beyond the expiration date in effect as of October 2, 1998 (in which case, such warrants shall be deemed to be included in the calculation of the pro forma, fully diluted number of shares of Common Stock).

     The Warrants are not exercisable until January 1, 1999, and expire on October 1, 2003, and the exercise price of the Warrants is $1.50 per share, subject to adjustment in certain events. As of the date of this Statement, the Warrants would be exercisable for 2,591,616 Warrant Shares.

     Also in connection with the Omnibus Agreement, the Issuer, Park Investment Partners, Inc., a corporation 50% owned by the Estate ("Park Investment"), Gerald H. Newman, GP, the Estate, Four Partners and Robert Spiegel entered into a Voting Agreement dated as of October 2, 1998 (the "Voting Agreement"), pursuant to which the parties agreed to vote all shares of capital stock of the Issuer owned by them at any time for election to the Board of Directors of the Issuer of a number of individuals nominated by GP sufficient to constitute a majority of the Board of Directors, one individual nominated by the Estate and one individual nominated by Park Investment. At present, no individual has been nominated by the Estate, and Gerald H. Newman is the nominee of Park Investment. Based on information obtained from Amendment No. 5 dated October 7, 1998, to the Statement on Schedule 13D filed by GP, Four Partners and Robert Spiegel with respect to their beneficial ownership of Common Stock, the Executors believe that (i) GP has voting power with respect to no shares of currently outstanding Common Stock, (ii) Four Partners has sole voting power with respect to 494,189 currently outstanding shares of Common Stock, and (iii) Robert Spiegel has sole voting power with respect to 117,000 currently outstanding shares of Common Stock. In addition, the Executors have been advised by Gerald H. Newman that he has sole voting power with respect to 76,702 currently outstanding shares of Common Stock. Therefore, as of the date of this Statement, the Executors believe that Park Investment, Gerald H. Newman, the Estate, GP, Four Partners and Robert Spiegel own in the aggregate 2,300,704 currently outstanding shares of Common Stock, which are approximately 53.6% of the shares of Common Stock outstanding on October 31, 1998 (assuming no exercise of outstanding warrants and options), and that such 2,300,704 shares are currently those which are subject to the Voting Agreement.

     Apart from the foregoing, none of the Executors currently has a plan or proposal which relates to or would result in:

          (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b)  an  extraordinary  corporate  transaction,   such  as  a  merger,
     reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

          (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

          (d) any change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of the Issuer;

          (f) any other material change in the Issuer's business or corporate structure;

          (g) changes in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

     (a) and (b) The Executors are the joint beneficial owners of an aggregate of 1,716,380 shares of Common Stock, or approximately 39.1% of the 4,288,602 shares of Common Stock which, the Issuer has advised the Executors, were outstanding on October 31, 1998 (plus the issuable shares referred to in paragraphs (3), (4) and (5) below). These 1,716,380 shares are comprised of:

          (1) 225,824 shares of Common Stock held by the Estate, as to which shares the Executors share voting and dispositive power with each other;

          (2) 1,386,989 shares of Common Stock held by Park Investment (a corporation which is 50% owned by the Estate), as to which shares the Executors share voting and dispositive power with each other and with Gerald H. Newman (the other 50% owner of Park Investment);

          (3) 100,400 shares of Common Stock issuable upon exercise of warrants granted by the Issuer to Park Investment, as to which shares the Executors would share voting and dispositive power with each other and with Gerald H. Newman;

          (4) 2,667 shares of Common stock issuable upon exercise of warrants granted by the Issuer to Mr. Geneen and currently held by the Estate, as to which shares the Executors would share voting and dispositive power with each other; and

          (5) 500 shares of Common Stock issuable upon conversion of 500 shares of the Issuer's Series B Common Stock held by Park Investment, as to which shares the Executors would share voting and dispositive power with each other and with Gerald H. Newman.

     See Item 4 of this Statement for a description of certain voting rights shared by the Executors, Park Investment and Mr. Newman with GP, Four Partners and Robert Spiegel pursuant to the Voting Agreement.

     The Executors have been advised that Gerald H. Newman is a citizen of the United States and is principally employed as a private investor. His business address is 17161 Coral Cove Way, Boca Raton, Florida 33496. To the best knowledge of the Executors, during the past five years, Mr. Newman has not been convicted in any criminal proceeding, and has not been a party to a civil proceeding as a result of which he was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     (c) No transactions in the Common Stock have been effected by the Executors or the Estate since December 29, 1997, the date on which the Executors qualified as executors of the Estate.

     (d) No person other than the Executors and Mr. Newman has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
        Securities of the Issuer

     The summary set forth in Item 4 of certain provisions of the Omnibus Agreement, the Promissory Note, the Security Agreement, the Intercreditor Agreement and the Voting Agreement is hereby incorporated by reference in this
Item 6 and is qualified in its entirety by reference to the full text of such documents, which are exhibits to this Schedule 13D and are hereby incorporated by reference in this Item 6.

     Except as set forth in Item 4 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Executors or between them and any other person with respect to the securities of the Company, including but not limited to contracts, arrangements or understandings with respect to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits

Exhibit 1.        Agreement regarding the joint filing of this Statement.

Exhibit 2. Agreement (Omnibus Agreement) made October 2, 1998, by and among the Issuer, BankBoston, N.A., the Executors and GP, filed as Exhibit 99.2 to the Current Report on Form 8-K of the Issuer bearing cover date of October 2, 1998 (the "Form 8-K"), and incorporated herein by reference.

Exhibit 3. Promissory Note dated October 2, 1998, in the amount of $1,701,168.75, executed by and delivered by the Issuer to the Executors as co-executors of the Estate, filed as Exhibit 99.3 to the Form 8-K and incorporated herein by reference.

Exhibit 4. Security Agreement made October 2, 1998, between the Issuer and the Executors, filed as Exhibit 99.4 to the Form 8-K and incorporated herein by reference.

Exhibit 5. Subordination and Intercreditor Agreement entered into as of October 2, 1998, by and among GP, the Executors and the Issuer, filed as Exhibit 99.9 to the Form 8-K and incorporated herein by reference.

Exhibit 6. Voting Agreement dated as of October 2, 1998, between the Issuer, Park Investment, Gerald H. Newman, GP, the Estate, Four Partners and Robert Spiegel, filed as Exhibit 99.12 to the Form 8-K and incorporated herein by reference.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:    November 24, 1998



                                            /s/June H. Geneen
                                            -----------------
                                               June H. Geneen



                                            /s/Phil E. Gilbert, Jr.
                                            -----------------------
                                               Phil E. Gilbert, Jr.



                                            /s/Thomas W. Keesee, Jr.
                                            ------------------------
                                               Thomas W. Keesee, Jr.


                                            UNITED STATES TRUST COMPANY
                                              OF NEW YORK



                                            By:/s/George P. Ligotti
                                               Print name:  George P. Ligotti
                                               Title: Vice President

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT


     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Schedule 13D relating to the Common Stock, par value $0.001 per share, of Gunther International, Ltd., as the same may be amended from time to time hereafter, is being filed with the Securities and Exchange Commission on behalf of each of them.

Date:    November 24, 1998



                                            /s/June H. Geneen
                                            -----------------
                                               June H. Geneen



                                            /s/Phil E. Gilbert, Jr.
                                            -----------------------
                                               Phil E. Gilbert, Jr.



                                            /s/Thomas W. Keesee, Jr.
                                            ------------------------
                                               Thomas W. Keesee, Jr.


                                            UNITED STATES TRUST COMPANY
                                               OF NEW YORK



                                            By:/s/George P. Ligotti
                                            -----------------------
                                            Print name:  George P. Ligotti
                                            Title: Vice President